
USDA ORGANIC
GENIUS
WHOLE COCONUT Smoothie
MORE THAN COCONUT WATER
WWW.GENIUSJUICE.COM
@GENIUS_JUICE

NOW, THAT'S

GENIUS™

INVESTOR DECK

WHOLE COCONUT SMOOTHIES


ORGANIC
PLANT-BASED • DAIRY-FREE
GENiUS
WHOLE COCONUT Smoothie
MOCHA
WITH COCONUT WATER + COCONUT MEAT
10 FL OZ (296mL)
ORGANIC
PLANT-BASED • DAIRY-FREE
GENiUS
WHOLE COCONUT Smoothie
THE ORIGINAL
WITH COCONUT WATER + COCONUT MEAT
10 FL OZ (296mL)
ORGANIC
PLANT-BASED • DAIRY-FREE
GENiUS
WHOLE COCONUT Smoothie
TURMERIC
WITH COCONUT WATER + COCONUT MEAT
10 FL OZ (296mL)

YES

-Coconut Water & Meat
Smoothie-Like Texture
-Plant-Based
-Vegan
-Paleo

NO

-No Gums or Stabilizers
-No Sugar Added
-No Stevia/Monk-Fruit
-No Natural Flavors


PRODUCT BENEFITS
MCTS
GOOD FATS
PLANT BASED
POTASSIUM ELECTROLYTES
MEAL REPLACEMENT
GENIUS
WHOLE COCONUT Smoothie
4.3g MCTs PER BOTTLE
853mg POTASSIUM PER BOTTLE
4g GOOD FATS PER BOTTLE
3



ON TREND

COCONUT EXPLOSION

$2.2B Market Cap (2016)
27% CAGR

DAIRY-FREE GROWTH

$8.2B Market Cap (2016)
9% CAGR

MEAL REPLACEMENT BOOM

$3B Market Cap (2017)
6% CAGR

COMPETITIVE ANALYSIS

Benefits	ORGANIC GENIUS WHOLE COCONUT Smoothie THE ORIGINAL	HARMLESS COCONUT WATER ORGANIC	koia vanilla bean	REBBL CHOCOLATE	KIITO
100 % Organic	✔	✔		✔	✔
Potassium & Electrolytes	✔	✔			
Meal Replacement	✔		✔		✔
Good Fats & MCTs	✔			✔	✔
NO Gums/Emulsifiers	✔	✔			✔
NO Natural Flavoring	✔	✔		✔	✔
NO Sweeteners	✔	✔			
6 Ingredients or less	✔	✔			
Protein Infused			✔	✔	✔


NUTRITION FOCUS
HYDRATION
MEAL REPLACEMENT
FLAVOR FOCUS
HARMLESS COCONUT WATER
VITA COCO
PURE COCONUT WATER
koia
AMPLE
REBBL
ORGANIC
PLANT-BASED • DAIRY-FREE
GENiUS
WHOLE COCONUT Smoothie
THE ORIGINAL
WITH COCONUT WATER + COCONUT MEAT
10 FL OZ (296mL)
vitaminwater
ORGANIC
BODYARMOR
Naked
GREEN MACHINE
MUSCLE MILK


VALUE PROPOSITION
HARMLESS HARVEST
HARMLESS COCONUT WATER
ORGANIC
RXBAR
12 G. PROTEIN BAR
3 Egg Whites
6 Almonds
4 Cashews
2 Dates
No B.S.
Coconut Chocolate
$7.99
ORGANIC
PLANT-BASED • DAIRY-FREE
GENIUS
WHOLE COCONUT Smoothie
MOCHA
WITH COCONUT WATER + COCONUT MEAT
10 FL OZ (296mL)
$3.99-$4.99

COMPANY GROWTH



$2.2M
(Current Run Rate)
$900K
$6.2M
((PROJECTED)

2015
Launched in Whole Foods

2016
Transitioned to co-packer

2017
Partnered with facility in Thailand and lowered COGS

2018
Lowered Pricing to $4.99 + secured seed round investment

2019
Launched 2 new SKUs (3 total) and hit $1M run rate

2020
Achieved $340,000 in Jan 2020 sales and 3 month rolling run rate of $2.2M run rate as of Jan 2020. Projected nationwide launches in Whole Foods and Sprouts

2021

NOTE: The future projections on this slide are not guaranteed and are a prediction

UPCOMING ACCOUNTS

WHOLE FOODS MARKET · Walmart · COSTCO WHOLESALE · Raley's · Publix · H-E-B


QUARTERLY REVENUE
Quarterly Revenue
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
158,350
173,343
216,081
221,765
338,449
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020 (Thru Jan 2020)
Revenue

2020 GROWTH PLANS

Albertsons / VONS / PAVILIONS
LAUNCH: AUGUST 2019
MONTHLY REV: $11,000
OF STORES: 400

GIANT EAGLE
LAUNCH: MARCH 2019
MONTHLY REV: $12,260
OF STORES: 160

WHOLE FOODS MARKET
CONFIRMED: MARCH 2020
MONTHLY REV: $18,000
OF STORES: 89
NORTHEAST AND MIDWEST

COSTCO WHOLESALE
CONFIRMED: MAY-JUNE 2020
MONTHLY REV: $60,000
OF STORES: 10 STORES
(TEST STORES IN LA REGION)

H-E-B
CONFIRMED: MAY 2020
MONTHLY REV: $13,600
OF STORES: 70

Target
CONFIRMED: SEPT 2020
MONTHLY REV: $22,500
OF STORES: 240

Publix
CONFIRMED: JAN 2020
MONTHLY REV: $6,500
OF STORES: 50

Raley's
CONFIRMED: APRIL 2020
MONTHLY REV: $10,300
OF STORES: 80


SECURED GROWTH BY Q2
489
ADDED STORES
$101,900
ADDITIONAL
MONTHLY
REVENUE
ONLINE SALES
INCREASE
$90K-$100K
ADDITIONAL
MONTHLY
REVENUE
$320,000
PER MONTH
$3.8M ANNUAL
RUN RATE

DISTRIBUTION PROJECTIONS







January 2020 CURRENT DISTRIBUTION 3 SKUs	April-June 2020 PROJECTED DISTRIBUTION 3 SKUs	Sept 2020 PROJECTED DISTRIBUTION 3 SKUs
1,100 DOORS 11.36 UNITS/WEEK/STORE AVERAGE	1,650 DOORS 13.2 UNITS/WEEK/STORE AVERAGE	2,682 DOORS 15.5 UNITS/WEEK/SKU/STORE AVERAGE
$26.88 Total Per Store/Week ($2.80 per unit blended price)	$36.96 Total Per Store/Week ($2.80 per unit blended price)	$41.85 Total Per Store/Week ($2.70 per unit blended price)


GENIUS
It's Pure GENIUS
GENIUS JUICE ON SHARK TANK!
JANUARY 19TH, 2020


THE SHARK TANK EFFECT
Revenue
$250,000
$200,000
$150,000
$100,000
$50,000
$0
SHARK TANK
$191,650
$23,572
Total Online Orders - 2019 (Website and Amazon)
Total Online Orders - In Jan 2020 After Shark Tank Airing (Website and Amazon)
Revenue


EXIT STRATEGY
PEPSI
UNKNOWN
COCA COLA
11.7X
$4.2B
NESTLE
6X
$160M
PEPSI
UNKNOWN
DR PEPPER
7.36X
$1.7B
DR PEPPER
EST. 6.5X
$525M
2005
2010
2015
2020
COCA-COLA
5.0X
$181M
PEPSI
5.0X
$75B
COCA-COLA
EST. 4.7X
UNKNOWN
COCA-COLA
EST. 5.7X
UNKNOWN
COCA-COLA
8X
$300M
PEPSI
$200M
FLAVORED
WATERS & JUICE
HEALTHY TEAS
AND SODAS
COCONUT WATERS, ENERGY &
COLD PRESSED JUICES
FUNCTIONAL
BEVERAGES


ZERO WASTE MISSION:
UP-CYCLING COCONUT HUSKS
AFTER EXTRACTING THE COCONUT WATER AND COCONUT MEAT, WE 'UPCYCLE' THE HUSK WHICH CONVERTS INTO ALTERNATIVE ENERGY
ORGANIC
GENiUS
WHOLE COCONUT
Smoothie
THE ORIGINAL
Upcycled Coconut Husks
Create Alternative Energy



ALEX BAYER – CEO
Previous:
Director of Marketing, VirginRaw Foods, LLC
Account Executive, Total Corporate Solutions



RAMON CANEK – VP, OPERATIONS
Previous:
Chief Product Officer, Health-Ade Kombucha
Chief Operating Officer, GT's Kombucha



GAVIN LINDE – NAT'L SALES DIRECTOR
Previous:
VP of Sales, Ax-water and Vuka Energy
Director of Strategic Sales, DRVN Partners



SIMONE BARRETT – NORTHEAST SALES MANAGER
Previous:
Sales & Merchandising Manager, Boost Sales
Territory Manager, Dora's Naturals

ADVISORS



TOM MALENGO
Previous SVP, KeyCorp
Co-Founder, Litchfield Fund



SUSAN BRYENTON
Co-Founder, Litchfield Fund



BRUCE NIERENBERG
Board Member, Glaceau



PATRICK STACY
CFO, Rockenwagner Bakery

RAISING $2.5 million

SERIES A RAISE

ESTIMATED CLOSE: JULY/AUGUST 2020

USE OF FUNDS


Sales and Marketing 32%
Production 56%
G & A 12%

RAISE GOALS

Est 2020 Revenue: $6.2MM
Growth: 2,300 Stores
Velocity: 3 Cs/Store/Week
Price Reduction: $3.99


GENIUS
ALEX BAYER
ALEX@GENIUSJUICE.COM
(310) 896-6035
ORGANIC
PLANT-BASED • DAIRY-FREE
GENIUS
WHOLE COCONUT Smoothie
MOCHA
THE ORIGINAL
TURMERIC
WITH COCONUT WATER • COCONUT MEAT
10 FL OZ (296mL)